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                             UNITED STATES                              OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION              OMB Number:  3235-0058
                         Washington, D.C. 20549                    Expires: May 31, 1997
                                                                   Estimated average burden
                                                                   hours per response..2.50

                                 FORM 12b-25                             SEC FILE NUMBER
                                                                              1-6675

                          NOTIFICATION OF LATE FILING                      CUSIP NUMBER
                                                                           041327 10 7

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(Check One)     /X/ Form 10-K    / / Form 20-F    / /  Form 11-K
               / / Form 10-Q     / / Form N-SAR

                 For Period Ended: February 29, 1996

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 Read instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
- --------------------------------------------------------------------------------
Full Name of Registrant
                             THE ARLEN CORPORATION
- --------------------------------------------------------------------------------
Former Name if Applicable

- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                          505 Eighth Avenue, Suite 300
- --------------------------------------------------------------------------------
City, State and Zip Code
                               New York, NY 10018

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)     The subject annual report, semi-annual report, transition
/X/ report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         SEE EXHIBIT A ATTACHED HERETO.

                                                (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (6/94)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Allan J. Marrus               212                736-8100
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                       / / Yes   /X/ No

                         See Exhibit B attached hereto.
- --------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       /X/ Yes   / / No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Exhibit C attached hereto.
- --------------------------------------------------------------------------------

                             THE ARLEN CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 29, 1996                By    /s/  ALLAN J. MARRUS
         ------------                  ----------------------------------------
                                          Alan J. Marrus, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                                                      EXHIBIT A


Part III - NARRATIVE

        The Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended February 29, 1996 (the "10-K") within the prescribed time period for the following reason: As a result of certain transactions and other events described in the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1995 (as such Quarterly Report was amended on Form 10-Q/A-1) and the Registrant's Current Reports for February 6, 1996 and February 12, 1996, the completion of the 10-K requires significant additional work beyond that normally required.

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                                                                       EXHIBIT B


Part IV - OTHER INFORMATION

(2)
        The Registrant has been delayed, pending the resolution of certain issues relating to the valuation of certain assets, in filing certain pro forma financial information which may be required to be provided in an amendment to the Registrant's Current Report on Form 8-K for February 12, 1996. The Registrant expects that such pro forma financial information will be so filed prior to or contemporaneously with the filing of the 10-K.


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                                                                       EXHIBIT C


Part IV - OTHER INFORMATION

(3)
        Although the Registrant is aware that its results of operations for the fiscal year ended February 29, 1996 will, as they have in all recent years, reflect a substantial net loss, the Registrant is unable to quantify such loss or compare it to the loss of the prior fiscal year inasmuch as the impact of the transactions and events referred to in Exhibit A to this Form 12b-25 upon the results of operations for fiscal 1996 has not yet been fully evaluated.